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                                                                Exhibit 99(a)(8)

FOR IMMEDIATE RELEASE                               CONTACT: Kimberly Cooper
                                                              (732) 906-3802
                                              Kimberly.cooper@sc.siemens.com


SIEMENS RECEIVES GERMAN CLEARANCE FOR ACUSON ACQUISITION

     Erlangen, Germany -- On October 11, 2000, the Medical Engineering Group of Siemens AG received notification of clearance from the German Federal Cartel Office to proceed with the completion of Siemens' offer to purchase all of the outstanding shares of common stock (and associated rights) of Acuson at $23.00 per share and the proposed merger of Acuson into a wholly owned subsidiary of Siemens. This satisfies an important condition of Siemens' purchase of any Acuson shares tendered in the offer. Siemens' completion of the offer remains conditioned upon, among other things, the expiration or termination of the applicable waiting period under U.S. antitrust law.

     Siemens' Medical Engineering Group (Med) is one of the largest global suppliers in the healthcare sector. The Group is renowned for its innovative products, services and complete solutions, ranging from imaging systems for diagnostics and therapy products for treatment to electromedicine and hearing instruments to IT solutions that optimize workflow and increase efficiency in hospitals, clinics and doctors' offices. Med's recent acquisition of Shared Medical Systems (1999 sales:
     US$ 1.2 billion) has enabled the company to further strengthen its expertise in services - especially as an application service provider - and in IT solutions in the healthcare sector. Excluding Shared Medical Systems, in fiscal 1999, Siemens' Medical Engineering Group had new orders of approximately
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     US$4 billion (DM 8.1 billion), sales of US$4 billion (DM 8.0 billion) and employed approximately 19,000 worldwide.


This release contains forward-looking statements, including statements about future business operations, financial performance and market conditions. Such forward-looking statements involve risks and uncertainties inherent in business forecasts. This release is neither an offer to purchase nor a solicitation of an offer to sell securities of Acuson Corporation. The tender offer is being made solely by an offer to purchase and related letter of transmittal disseminated upon the commencement of the tender offer and amended from time to time. Shareholders of Acuson Corporation should read the tender offer statement because it contains important information. These documents are available to Acuson shareholders at no charge and are also available for free at the SEC's web site (http://www.sec.gov).
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